NEWS RELEASE

May 5, 2006

CANETIC RESOURCES TRUST TO RELEASE FIRST QUARTER RESULTS AND ANNUAL GENERAL MEETING WEBCAST

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE)– Canetic Resources Trust announced today that it will webcast a portion of the meeting on Tuesday, May 9, 2006 at the Metropolitan Convention Centre in Calgary, Alberta. The business portion of the Annual General Meeting is scheduled to begin at 3:00 p.m. (MT). Mr. Paul Charron, President and CEO will present his remarks at approximately 3:15 p.m. (MT).

The Trust will also release its first quarter results immediately following close of markets on Tuesday, May 9, 2006.

To listen to this live webcast please visit Canetic’s website at www.canetictrust.com. Please access the site at least 10 minutes prior to the scheduled start time of the presentation. The presentation and first quarter results will also be archived on the Trust’s website.

Canetic Resources Trust trades on the TSX and the NYSE and was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust. Canetic is one of the largest producers in the oil and gas trust sector, with a production mix of 60 percent oil liquids and 40 percent natural gas .The Trust has long life high quality assets in western Canada with approximately a 9 year reserve life index on a proved and probable basis. For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or by toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations, reserve and production estimates, drilling inventory, and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in  reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Canetic's website (www.canetictrust.com).  Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent  (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation. Our reserve life is calculated using proved plus probable reserves at year-end divided by Canetic’s 2006 production guidance.